UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                    (Amendment No.       )

                          Cadiz Inc.
                          ----------
                       (Name of Issuer)

                         Common Stock
                          ----------
                (Title of Class of Securities)

                          127537 10 8
                          -----------
                        (CUSIP Number)

  Howard J. Unterberger, Miller & Holguin, 1801 Century Park East,
    Seventh Floor, Los Angeles, California 90067, (310) 556-1990
(Name, Address and Telephone Number of Person Authorized to Receive
                   Notices and Communications)
                      -------------------

                         May 16, 1999
                        --------------

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /___/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all
exhibits.   See Rule 13d-7 for other parties to whom copies
are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Cusip #:  127537 10 8
Item 1:   Name of Reporting Person:
              Keith Brackpool (SSN ###-##-####)
Item 4:   00
Item 6:   United Kingdom
Item 7:   1,787,643 (1)
Item 8:   None
Item 9:   1,787,643 (1)
Item 10:  None
Item 11:  1,787,643 (1)
Item 13:  5.1%
Item 14:  IN

 (1) Includes immediately exercisable options for the purchase of 250,000 shares and options for the purchase of 500,000 shares which will become exercisable on July 15, 1999. Does not include 25,000 shares issuable subject to vesting conditions which have not yet been satisfied.

Item 1.   SECURITY AND ISSUER

     This statement relates to the common stock, $0.01 par value, of Cadiz Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 100 Wilshire Blvd., Suite 1600, Santa Monica, California 90401.

Item 2.   IDENTITY AND BACKGROUND

     The  person filing this statement is Mr. Keith Brackpool
(the "Reporting Person"), an individual whose business address is 100 Wilshire Blvd., Suite 1600, Santa Monica, California
90401.

     The Reporting Person is currently employed as Chief
Executive Officer of the Issuer.

     During the past five years the Reporting Person has not
(a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The response to Item 6 of the cover page of this Schedule
13D is hereby incorporated by reference.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.

ITEM 4.   PURPOSE OF TRANSACTION

     The purpose of the grant to the Reporting Person of the incentive stock options described in Item 5(c) below was to both reward the Reporting Person for past performance and to provide an incentive for future performance. The acquisitions of securities of the Issuer by the Reporting Person as reported herein do not involve any plans or proposals which relate to or would result in any of the actions referred to in
clauses (a) through (j) of Item 4 of Schedule 13D.   However,
the Reporting Person will continue to evaluate opportunities to engage in transactions involving equity securities of the Issuer, including open market transactions at times when insiders are permitted to engage in transactions involving securities of the Issuer, which may result in changes in the Reporting Person's beneficial ownership of the Issuer's common stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) The responses to Items 7 through 13 of the cover page of this Schedule 13D are hereby incorporated by reference.

       (c) On May 16, 1999, the Reporting Person became the beneficial owner of 500,000 shares of the common stock of the Issuer underlying incentive stock options which were granted to the Reporting Person on January 15, 1999 and which first become exercisable on July 15, 1999. The exercise price of the options is $7.3125 per share, reflecting the market value of the Issuer's common stock as of the date of grant. These options expire January 14, 2004.

          On May 14, 1999 the Reporting Person transferred
7,500 shares of the common stock of the Issuer to an individual not affiliated with the Issuer in consideration of services provided by the recipient.

          Other than as described herein, there were no additional transactions in any class of securities of the Issuer effected during the past 60 days by the Reporting
Person.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person holds options for the purchase of a total of 750,000 shares of the common stock of the Issuer. These options include the 500,000 incentive stock options described in Item 5(c) above and 250,000 incentive stock options previously granted to the Reporting Person which are immediately exercisable and which expire September 13, 2001. In addition, pursuant to the terms of a March, 1997 Stock Bonus Plan, the Reporting Person is entitled to receive 25,000 shares of the common stock of the Issuer on September 12, 1999 (conditioned upon employment as of such date), or earlier in the event of termination without cause.

     Pursuant to the terms of the Reporting Person's Employment Agreement with the Issuer, in the event of a change of control of the Issuer, any theretofore unsatisfied conditions to the vesting of any stock options held by the Reporting Person or to the issuance of shares of the Issuer's stock pursuant to stock bonus plans to which the Reporting Person is a party, shall be deemed immediately satisfied.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     1.   Option Agreement dated January 15, 1999.

     2. Option Agreement dated September 13, 1996, as amended February 2, 1998

     3.   1997 Stock Bonus Plan dated March 24, 1997.(1)

     4.   Employment Agreement between the Issuer and the
          Reporting Person dated February 1, 1998.(2)
     -----------------

     (1)  Previously  filed as Exhibit to  the  Issuer's
          Registration Statement on Form S-8 (Registration No.
          333-35491) declared effective September 12, 1997.

     (2)  Previously  filed as Exhibit to  the  Issuer's
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 1997.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 19, 1999


                                    /s/ Keith Brackpool
                                   --------------------------
                                        Keith Brackpool

                                                        EXHIBIT 1
                                                        ----------
                           CADIZ INC.


                     1996 STOCK OPTION PLAN


                     STOCK OPTION AGREEMENT

                              FOR

                        KEITH BRACKPOOL

                          CADIZ INC.
                    1996 STOCK OPTION PLAN
                     STOCK OPTION AGREEMENT


     This Stock Option Agreement ("Agreement") is made and entered into as of the date of grant set forth below (the "Date of Grant") by and between Cadiz Inc., a Delaware corporation (the "Company"), and the Participant named below ("Participant"). Capitalized terms not defined herein shall have the meaning ascribed to them in the Company's 1996 Stock Option Plan (the "Plan").

PARTICIPANT:                       Keith Brackpool

SOCIAL SECURITY NUMBER:            ###-##-####

ADDRESS:

TOTAL OPTION SHARES:               500,000

EXERCISE PRICE PER SHARE:          $7.3125

DATE OF GRANT:                     January 15, 1999

FIRST VESTING DATE:                July 15, 1999

EXPIRATION DATE:                   January 15, 2004

TYPE OF STOCK OPTION:
(Check one):        [X ] INCENTIVE STOCK OPTION      -  13,675 shares
                    [ X] NONQUALIFIED STOCK OPTION   - 486,325 shares

     1.   GRANT OF OPTION
          -----------------

          The Company hereby grants to Participant an Option (the "Option") to purchase the total number of Shares of Common Stock $0.01 par value, of the Company set forth above (the "Shares") at the Exercise Price Per Share set forth above (the "Exercise Price"), subject to all of the terms and conditions of this Agreement and the Plan. If designated as an Incentive Stock Option above, the Option is intended to qualify as an "incentive stock option" ("ISO") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").


     2.   EXERCISE PERIOD.
          ----------------

          2.1 VESTING SCHEDULE. The Option shall vest and be immediately exercisable six (6) months following the Date of Grant.

          2.2 EXPIRATION. The Option shall expire on the earlier of: (a) the Expiration Date set forth above, or (b) five (5) years from the Date of Grant in the event the Participant is a Ten Percent Stockholder, and must be exercised, if at all, on or before the Expiration Date.

     3.   TERMINATION.
          ------------

          3.1 TERMINATION FOR ANY REASON EXCEPT DEATH OR DISABILITY. If Participant is Terminated for any reason, except death or Disability, the Option, to the extent (and only to the extent) that it would have been exercisable by Participant on the date of Termination, may be exercised by Participant no later than ninety (90) days after the date of Termination, but in any event no later than the Expiration Date.

          3.2 TERMINATION BECAUSE OF DEATH OR DISABILITY. If Participant is Terminated because of death or Disability of Participant, any Option that is an ISO, to the extent that it is exercisable by Participant on the date of Termination, may be exercised by Participant (or Participant's legal representative) no later than one hundred and eighty (180) days after the date of Termination, but in any event no later than the Expiration Date.

          3.3 NO OBLIGATION TO EMPLOY. Nothing in the Plan or this Agreement shall confer on Participant any right to continue in the employ of, or other relationship with, the Company or any Subsidiary or Affiliate of the Company, or limit in any way the right of the Company or any Subsidiary or Affiliate of the Company to terminate Participant's employment or other relationship at any time, with or without cause.

     4.   MANNER OF EXERCISE.
          -------------------

          4.1 STOCK OPTION EXERCISE AGREEMENT. To exercise this Option, Participant (or in the case of exercise after Participant's death, Participant's executor, administrator, heir or legatee, as the case may be) must deliver to the Company an executed stock Option exercise Agreement in the form attached hereto as Exhibit A, or in such other form as may be approved by the Company from time to time (the "Exercise Agreement"), which shall set forth, inter alia, Participant's election to exercise the Option, the number of Shares being purchased, any restrictions imposed on the Shares and any representations, warranties and Agreements regarding Participant's investment intent and access to information as may be required by the Company to comply with applicable securities laws. If someone other than Participant exercises the Option, then such person must submit documentation reasonably acceptable to the Company that such person has the right to exercise the Option.

          4.2 LIMITATIONS ON EXERCISE. The Option may not be exercised unless such exercise is in compliance with all applicable federal and state securities laws, as they are in effect on the date of exercise. The Option may not be exercised as to fewer than 1,000 Shares unless it is exercised as to all Shares as to which the Option is then exercisable.

          4.3 PAYMENT. The Exercise Agreement shall be accompanied by full payment of the Exercise Price for the Shares being purchased in cash (by check), or where permitted by law:

               (a)  by cancellation of indebtedness of the
          Company to the Participant;

               (b)  by surrender of shares of the Company's
          Common Stock that either: (1) have been owned by Participant for more than six (6) months and have been paid for within the meaning of SEC Rule 144; or
          (2) were obtained by Participant in the public market; and, (3) are clear of all liens, claims, encumbrances or security interests;

               (c) by waiver of compensation due or accrued to Participant for services rendered;

               (d)  provided that a public market for the
          Company's stock exists and subject to the ability of the Participant to sell Shares in compliance with applicable securities laws:

                    (i)  through a "same day sale" commitment
               from the Participant and a broker-dealer that is a member of the National Association of Securities Dealers (an "NASD Dealer") whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased in order to pay the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

                    (ii) through a "margin" commitment from the
               Participant and an NASD Dealer whereby
               Participant irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

          (e)  by any combination of the foregoing.

          4.4 TAX WITHHOLDING. Prior to the issuance of the Shares upon exercise of the Option, Participant must pay or provide for any applicable federal or state withholding obligations of the Company.

          4.5 ISSUANCE OF SHARES. Provided that the Exercise Agreement and payment are in form and substance satisfactory to counsel for the Company, the Company shall issue the Shares registered in the name of Participant, Participant's authorized assignee, or Participant's legal representative, and shall deliver certificates representing the Shares with the appropriate legends affixed thereto.

     5.   REPRESENTATIONS AND WARRANTIES OF PARTICIPANT.

          Participant hereby represents and warrants that:

          (a) The Option granted hereby and the Shares which will be purchased by and delivered to Participant upon exercise of the Option are being acquired by Participant for his own account and not with a view to resale or other disposition thereof.

          (b) The Option granted hereunder and any Shares which may be issued to Participant upon the exercise of the Option are restricted securities, and are not freely tradeable. Participant will not sell, transfer, or make any other disposition of this Option or the Shares to be purchased and delivered to Participant hereunder upon the exercise of the Option unless and until (i) the Option or Shares, as applicable, are included in a registration statement or a post-effective amendment under the Securities Act which has been filed by the Company and declared effective by the Securities and Exchange Commission (the "SEC"), or (ii) in the opinion of counsel for the Company, no such registration statement or post-effective amendment is required, or (iii) the SEC has first issued a No Action letter regarding any such proposed disposition of any Option or the Shares.

     6.   FEDERAL AND STATE SECURITIES LAW REQUIREMENTS.

          The obligations of the Company to deliver and transfer the Shares to the Participant upon any exercise of this Option shall be subject to the following:

          (a) The Company may require Participant, as an additional condition of its obligation to deliver the Shares upon exercise of the Option hereunder, to make any representations and warranties (including without limit those set forth in Paragraph 5 hereof) with respect to the Shares as may, in the opinion of counsel to the Company, be required to ensure compliance with the Securities Act, the securities laws of any state, or any other applicable law, regulation, or rule of any governmental agency.

          (b) Each certificate representing the Shares issued pursuant to this Agreement shall bear whatever legends are required by federal or state law or by any governmental agency. In particular, unless an appropriate registration statement is filed pursuant to the Securities Act with respect to the Shares, each certificate representing such Shares shall be endorsed on its face with the following legend or its equivalent:

          THE SECURITIES REPRESENTED BY THIS CERTIFICATE
          HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT
          OF 1933.  THE SECURITIES MAY BE SOLD OR
          TRANSFERRED ONLY IF THEY HAVE BEEN REGISTERED
          UNDER SAID ACT OR THERE EXISTS AN EXEMPTION FROM
          REGISTRATION UNDER SAID ACT OR THE RULES AND
          REGULATIONS THEREUNDER EVIDENCED BY A NO-ACTION
          LETTER OR AN OPINION OF COUNSEL TO THE ISSUER OR
          TO THE HOLDER HEREOF REASONABLY SATISFACTORY TO
          THE ISSUER.

     7.   NOTICE OF DISQUALIFYING DISPOSITION OF ISO SHARES.
          ----------------------------------------------------

          If the Option is an ISO, and if Participant sells or otherwise disposes of any of the Shares acquired pursuant to the ISO on or before the later of: (1) the date two years after the Date of Grant, and (2) the date one year after transfer of such Shares to Participant upon exercise of the Option, Participant immediately shall notify the Company in writing of such disposition. Participant agrees that Participant may be subject to income tax withholding by the Company on the compensation income recognized by Participant from the early disposition by payment in cash or out of the current wages or other compensation payable to Participant.

     8.   COMPLIANCE WITH LAWS AND REGULATIONS.
          --------------------------------------

          The exercise of the Option and the issuance and transfer of Shares shall be subject to compliance by the Company and Participant with all applicable requirements of federal and state securities laws and with all applicable requirements of any stock exchange on which the Company's
Common Stock may be listed at the time of such issuance or transfer.

     9.   NONTRANSFERABILITY OF OPTION.
          ----------------------------

          The Option may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of Participant only by Participant. The terms of the Option shall be binding upon the executors, administrators, successors and assigns of Participant.

     10.  PRIVILEGES OF STOCK OWNERSHIP.
          -----------------------------

          Participant shall not have any of the rights of a shareholder with respect to any Shares until Participant exercises the Option and pays the Exercise Price.

     11.  INTERPRETATION.
          --------------

          Any dispute regarding the interpretation of this Agreement shall be submitted by Participant or the Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and Participant.

     12.  ENTIRE AGREEMENT.
          -----------------

          The Plan is incorporated herein by reference.  This
Agreement and the Plan constitute the entire Agreement of the parties and supersede all prior undertakings and Agreements with respect to the subject matter hereof.

     13.  NOTICES.
          ---------

          Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Corporate Secretary of the Company at its principal corporate offices. Any notice required to be given or delivered to Participant shall be in writing and addressed to Participant at the address indicated above or to such other address as such party may designate in writing from time to time to the Company. All notices shall be deemed to have been given or delivered upon: personal delivery; three (3) days after deposit in the United States mail by certified or registered mail (return receipt requested); one (1) business day after deposit with any return receipt express courier (prepaid); or one (1) business day after transmission by rapifax or telecopier.

     14.  SUCCESSORS AND ASSIGNS.
          -----------------------

          The Company may assign any of its rights under this Agreement. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein, this Agreement shall be binding upon Participant and Participant's heirs, executors, administrators, legal representatives, successors and assigns.

     15.  GOVERNING LAW.
          -------------

          This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

     16.  ACCEPTANCE.
          -----------

          Participant hereby acknowledges receipt of a copy of the Plan and this Agreement. Participant has read and understands the terms and provisions thereof, and accepts the Option subject to all the terms and conditions of the Plan and this Agreement. Participant acknowledges that there may be adverse tax consequences upon exercise of the Option or disposition of the Shares and that Participant should consult a tax adviser prior to such exercise or disposition.

     IN WITNESS WHEREOF, the Company has caused this Agreement to be executed in duplicate by its duly authorized representative and Participant has executed this Agreement in duplicate as of the Effective Date.

CADIZ INC.                              PARTICIPANT:


By:  /S/ Stanley E. Speer               /s/  Keith Brackpool
     ----------------------             --------------------
        Chief Financial Officer              Chief Executive Officer


                           EXHIBIT A

                STOCK OPTION EXERCISE AGREEMENT

     In such form as is deemed appropriate from time to time by the Company and which is not inconsistent with the Plan.



                          EXHIBIT 2
                          ----------

                   CADIZ LAND COMPANY, INC.
                    1996 STOCK OPTION PLAN
                     STOCK OPTION AGREEMENT


     This Stock Option Agreement ("Agreement") is made and entered into as of the date of grant set forth below (the
"Date of Grant") by and between Cadiz Land Company, Inc., a
Delaware corporation (the "Company"), and the Participant named below ("Participant"). Capitalized terms not defined herein shall have the meaning ascribed to them in the Company's 1996 Stock Option Plan (the "Plan").

PARTICIPANT:                  Keith Brackpool

SOCIAL SECURITY NUMBER:       ###-##-####

ADDRESS:


TOTAL OPTION SHARES:          250,000

EXERCISE PRICE PER SHARE:     $4.50

DATE OF GRANT:                September 13, 1996

FIRST VESTING DATE:           March 13, 1997

EXPIRATION DATE:              September 13, 2001
[No later than 10 years
from grant date]

TYPE OF STOCK OPTION:
(Check one):             [ X] INCENTIVE STOCK OPTION
                         [  ] NONQUALIFIED STOCK OPTION

     1.   GRANT OF OPTION.

          The Company hereby grants to Participant an Option (the "Option") to purchase the total number of Shares of Common Stock $0.01 par value, of the Company set forth above (the "Shares") at the Exercise Price Per Share set forth above (the "Exercise Price"), subject to all of the terms and conditions of this Agreement and the Plan. If designated as an Incentive Stock Option above, the Option is intended to qualify as an "incentive stock option" ("ISO") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

     2.   EXERCISE PERIOD.

          2.1.1 VESTING SCHEDULE. The Option shall vest and be immediately exercisable three as to 125,000 Shares six months following the Date of Grant.

          2.1.2 CONDITIONAL STOCK OPTIONS - COMMON STOCK Price. The Option shall vest and shall be immediately exercisable as to the remaining 125,000 Shares at such time as the closing bid price of the Company's common stock is $9.00 per shre or above for five (5) consecutive trading days.

          2.2 EXPIRATION. The Option shall expire five (5) years from the Date of Grant and must be exercised, if at all, on or before the Expiration Date.

     3.   TERMINATION.

          3.1 Termination For Any Reason Except Death or Disability. If Participant is Terminated for any reason, except death or Disability, the Option, to the extent (and only to the extent) that it would have been exercisable by Participant on the date of Termination, may be exercised by Participant no later than ninety (90) days after the date of Termination, but in any event no later than the Expiration Date.

          3.2 TERMINATION BECAUSE OF DEATH OR DISABILITY. If Participant is Terminated because of death or Disability of Participant, any Option that is an ISO, to the extent that it is exercisable by Participant on the date of Termination, may be exercised by Participant (or Participant's legal representative) no later than one hundred and eighty (180) days after the date of Termination, but in any event no later than the Expiration Date.

          3.3 NO OBLIGATION TO EMPLOY. Nothing in the Plan or this Agreement shall confer on Participant any right to continue in the employ of, or other relationship with, the Company or any Subsidiary or Affiliate of the Company, or limit in any way the right of the Company or any Subsidiary or Affiliate of the Company to terminate Participant's employment or other relationship at any time, with or without cause.

     4.   MANNER OF EXERCISE.

          4.1 STOCK OPTION EXERCISE AGREEMENT. To exercise this Option, Participant (or in the case of exercise after Participant's death, Participant's executor, administrator, heir or legatee, as the case may be) must deliver to the Company an executed stock Option exercise Agreement in the form attached hereto as Exhibit A, or in such other form as may be approved by the Company from time to time (the "Exercise Agreement"), which shall set forth, inter alia, Participant's election to exercise the Option, the number of Shares being purchased, any restrictions imposed on the Shares and any representations, warranties and Agreements regarding Participant's investment intent and access to information as may be required by the Company to comply with applicable securities laws. If someone other than Participant exercises the Option, then such person must submit documentation reasonably acceptable to the Company that such person has the right to exercise the Option.

          4.2 LIMITATIONS ON EXERCISE. The Option may not be exercised unless such exercise is in compliance with all applicable federal and state securities laws, as they are in effect on the date of exercise. The Option may not be exercised as to fewer than 1,000 Shares unless it is exercised as to all Shares as to which the Option is then exercisable.

          4.3 PAYMENT. The Exercise Agreement shall be accompanied by full payment of the Exercise Price for the Shares being purchased in cash (by check), or where permitted by law:

               (a)  by cancellation of indebtedness of the
Company to the Participant;

               (b)  by surrender of shares of the Company's
          Common Stock that either: (1) have been owned by Participant for more than six (6) months and have been paid for within the meaning of SEC Rule 144; or
          (2) were obtained by Participant in the public market; and, (3) are clear of all liens, claims, encumbrances or security interests;

               (c) by waiver of compensation due or accrued to Participant for services rendered;

               (d)  provided that a public market for the
          Company's stock exists and subject to the ability of the Participant to sell Shares in compliance with applicable securities laws:

                    (i)  through a "same day sale" commitment
               from the Participant and a broker-dealer that is a member of the National Association of Securities Dealers (an "NASD Dealer") whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased in order to pay the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

                    (ii) through a "margin" commitment from
               the Participant and an NASD Dealer whereby
               Participant irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

               (e)  by any combination of the foregoing.

          4.4 TAX WITHHOLDING. Prior to the issuance of the Shares upon exercise of the Option, Participant must pay or provide for any applicable federal or state withholding obligations of the Company.

          4.5 ISSUANCE OF SHARES. Provided that the Exercise Agreement and payment are in form and substance satisfactory to counsel for the Company, the Company shall issue the Shares registered in the name of Participant, Participant's authorized assignee, or Participant's legal representative, and shall deliver certificates representing the Shares with the appropriate legends affixed thereto.

     5.   REPRESENTATIONS AND WARRANTIES OF PARTICIPANT.
Participant hereby represents and warrants that:

          (a) The Option granted hereby and the Shares which will be purchased by and delivered to Participant upon exercise of the Option are being acquired by Participant for his own account and not with a view to resale or other disposition thereof.

          (b) The Option granted hereunder and any Shares which may be issued to Participant upon the exercise of the Option are restricted securities, and are not freely tradeable. Participant will not sell, transfer, or make any other disposition of this Option or the Shares to be purchased and delivered to Participant hereunder upon the exercise of the Option unless and until (i) the Option or Shares, as applicable, are included in a registration statement or a post-effective amendment under the Securities Act which has been filed by the Company and declared effective by the Securities and Exchange Commission (the "SEC"), or (ii) in the opinion of counsel for the Company, no such registration statement or post-effective amendment is required, or (iii) the SEC has first issued a "no action" letter regarding any such proposed disposition of any Option or the Shares.

     6. FEDERAL AND STATE SECURITIES LAW REQUIREMENTS. The obligations of the Company to deliver and transfer the Shares to the Participant upon any exercise of this Option shall be subject to the following:

          (a) The Company may require Participant, as an additional condition of its obligation to deliver the Shares upon exercise of the Option hereunder, to make any representations and warranties (including without limit those set forth in Paragraph 5 hereof) with respect to the Shares as may, in the opinion of counsel to the Company, be required to ensure compliance with the Securities Act, the securities laws of any state, or any other applicable law, regulation, or rule of any governmental agency.

          (b) Each certificate representing the Shares issued pursuant to this Agreement shall bear whatever legends are required by federal or state law or by any governmental agency. In particular, unless an appropriate registration statement is filed pursuant to the Securities Act with respect to the Shares, each certificate representing such Shares shall be endorsed on its face with the following legend or its equivalent:

               THE SECURITIES REPRESENTED BY THIS
               CERTIFICATE HAVE NOT BEEN REGISTERED UNDER
               THE SECURITIES ACT OF 1933.  THE
               SECURITIES MAY BE SOLD OR TRANSFERRED ONLY
               IF THEY HAVE BEEN REGISTERED UNDER SAID
               ACT OR THERE EXISTS AN EXEMPTION FROM
               REGISTRATION UNDER SAID ACT OR THE RULES
               AND REGULATIONS THEREUNDER EVIDENCED BY A
               NO-ACTION LETTER OR AN OPINION OF COUNSEL
               TO THE ISSUER OR TO THE HOLDER HEREOF
               REASONABLY SATISFACTORY TO THE ISSUER.

     7.   NOTICE OF DISQUALIFYING DISPOSITION OF ISO SHARES

          If the Option is an ISO, and if Participant sells or otherwise disposes of any of the Shares acquired pursuant to the ISO on or before the later of: (1) the date two years after the Date of Grant, and (2) the date one year after transfer of such Shares to Participant upon exercise of the Option, Participant immediately shall notify the Company in writing of such disposition. Participant agrees that Participant may be subject to income tax withholding by the Company on the compensation income recognized by Participant from the early disposition by payment in cash or out of the current wages or other compensation payable to Participant.

     8.   COMPLIANCE WITH LAWS AND REGULATIONS

          The exercise of the Option and the issuance and transfer of Shares shall be subject to compliance by the Company and Participant with all applicable requirements of federal and state securities laws and with all applicable requirements of any stock exchange on which the Company's
Common Stock may be listed at the time of such issuance or transfer.

     9.   NONTRANSFERABILITY OF OPTION.

          The Option may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of Participant only by Participant. The terms of the Option shall be binding upon the executors, administrators, successors and assigns of Participant.

     10.  PRIVILEGES OF STOCK OWNERSHIP.

          Participant shall not have any of the rights of a shareholder with respect to any Shares until Participant exercises the Option and pays the Exercise Price.

     11.  INTERPRETATION.

          Any dispute regarding the interpretation of this Agreement shall be submitted by Participant or the Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and Participant.

     12. ENTIRE AGREEMENT. The Plan is incorporated herein by reference. This Agreement and the Plan constitute the entire Agreement of the parties and supersede all prior undertakings and Agreements with respect to the subject matter hereof.

     13.  NOTICES.

          Any notice required to be given or delivered to the Company under the terms of this Agreement shall be in writing and addressed to the Corporate Secretary of the Company at its principal corporate offices. Any notice required to be given or delivered to Participant shall be in writing and addressed to Participant at the address indicated above or to such other address as such party may designate in writing from time to time to the Company. All notices shall be deemed to have been given or delivered upon: personal delivery; three (3) days after deposit in the United States mail by certified or registered mail (return receipt requested); one (1) business day after deposit with any return receipt express courier (prepaid); or one (1) business day after transmission by rapifax or telecopier.

     14.  SUCCESSORS AND ASSIGNS.

          The Company may assign any of its rights under this Agreement. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein, this Agreement shall be binding upon Participant and Participant's heirs, executors, administrators, legal representatives, successors and assigns.

     15.  GOVERNING LAW.

          This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

     16.  ACCEPTANCE.

          Participant hereby acknowledges receipt of a copy of the Plan and this Agreement. Participant has read and understands the terms and provisions thereof, and accepts the Option subject to all the terms and conditions of the Plan and this Agreement. Participant acknowledges that there may be adverse tax consequences upon exercise of the Option or disposition of the Shares and that Participant should consult a tax adviser prior to such exercise or disposition.


     IN WITNESS WHEREOF, the Company has caused this Agreement to be executed in duplicate by its duly authorized representative and Participant has executed this Agreement in duplicate as of the Effective Date.


CADIZ LAND COMPANY, INC.           PARTICIPANT:



By:  /s/ Dwight W. Makins          /s/  Keith Brackpool
     --------------------               -----------------
        Dwight W. Makins                 Keith Brackpool
        Chairman of the Board            Chief Executive Officer


                           EXHIBIT A

                STOCK OPTION EXERCISE AGREEMENT

     In such form as is deemed appropriate from time to time by the Company and which is not inconsistent with the Plan.



                 AMENDMENT TO OPTION AGREEMENT

     This AMENDMENT TO OPTION AGREEMENT ("Agreement"), effective as of February 2, 1998 is entered into by and between Keith Brackpool (hereinafter referred to as "Brackpool"), and Cadiz Land Company, Inc., a Delaware corporation (hereinafter referred to as the "Company"). The parties to this Agreement are hereinafter sometimes referred to collectively as the "Parties".

                           RECITALS:

     WHEREAS, the Company and Brackpool have entered into an Option Agreement dated September 13, 1996 (the "Option Agreement") pursuant to which the Company has granted the right to Brackpool to purchase up 250,000 shares of the Company's common stock (the "Options") upon the terms and conditions specified therein; and

     WHEREAS, 125,000 of such options were to vest and be immediately exercisable by Brackpool upon the passage of time, and have so vested; and

     WHEREAS, the remaining 125,000 options were to vest and be immediately exercisable by Brackpool upon the satisfaction of certain conditions as set forth in the Option Agreement;
and

     WHEREAS, the Company's policy with respect to options granted to officers of the Company and its Sun World subsidiary has been that such options vest automatically following three years of service subsequent to the issuance date of such options; and

     WHEREAS, the options previously granted to Brackpool under the Option Agreement do not properly reflect such policy; and

     WHEREAS, it is in the best interests of this Corporation that no officer be treated less favorably than others with respect to such three year vesting policy; and

     WHEREAS, the Parties wish to amend the Option Agreement to provide for vesting in a manner consistent with the foregoing Company policy;

     NOW THEREFORE, in consideration of the above recitals, which the Parties hereby represent to be true, the promises and the mutual representations, warranties, covenants and agreements herein contained, the Parties hereby agree as follows:

     1. SECTION 2.1.3. A new Section 2.1.3 is hereby added to the Option Agreement to read in its entirety as follows:

          "2.1.3    VESTING - THREE YEARS.  Notwithstanding
     the conditions to vesting described in subsection 2.1.2 above, the Options specified in such subsection, if not theretofore vested, shall vest and shall be immediately exercisable on the third anniversary of the Date of Grant, provided that Participant is then an employee of the Company."

     2. EXISTING OPTION AGREEMENT. Except as otherwise amended or modified herein or hereby, the provisions of the Option Agreement are hereby reaffirmed and shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed effective as of the day and year set forth below.

        THE COMPANY                             BRACKPOOL

        CADIZ LAND COMPANY, INC.



By:   /s/ Dwight Makins                       By: /s/  Keith Brackpool
      ------------------                       -----------------------
          Dwight Makins                                Keith Brackpool
          Chairman